UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 9 July 2026, London UK

Roy Jakobs to join GSK Board as Non-Executive Director

GSK plc (LSE/NYSE: GSK) has today announced that Roy Jakobs will join the Board of the Company as a Non-Executive Director from 13 July 2026.

Mr Jakobs is currently Chief Executive Officer of Royal Philips, a global leader in health technology with sales of 17.8 billion EUR in 2025 and 65,000 employees worldwide, headquartered in Amsterdam, Netherlands.

Mr Jakobs has served as CEO of Royal Philips since 2022, and prior to that held international roles of increasing seniority after joining the company in 2010. Mr Jakobs has also held senior roles at other global companies including Shell and Elsevier, and holds a Master's in Business Administration (MBA).

Sir Jonathan Symonds, Chair of GSK said, "We are delighted to welcome Roy to the Board. His experience as CEO of a global health technology company, specialising in innovative adjacent technologies to biopharmaceuticals including patient monitoring, imaging, and intervention, will bring valuable perspective to Luke and the Board. Roy's values and approach to culture and purpose are highly aligned with our own, and he is well-placed to support GSK as we focus on accelerating growth and delivering better medicines for the patients who need them and greater value for shareholders."

Notes:

1.   The appointment of Mr Jakobs was made by the Board on the recommendation of the Nominations & Corporate Governance Committee. The Board agreed a target skills matrix for the role and was assisted and supported in candidate selection and evaluation by an external search firm, which is a signatory of the Voluntary Code of Conduct for Executive Search Firms. The Board satisfied itself that Mr Jakobs had the experience and time available to carry out the role.

2. The Board has determined that Mr Jakobs is an independent Non-Executive Director in accordance with the UK Corporate Governance Code.
3.   Mr Jakobs will receive the standard annual fee for a Non-Executive Director of £122,258. He will be required to build towards a share ownership requirement of GSK shares in accordance with the Company's shareholder approved Non-Executive Director Remuneration policy - currently two times the standard annual fee.

4. Mr Jakobs does not have a service contract. He has a letter of appointment which may be viewed by contacting the Company Secretary at the Company's registered office.
5. There are no further disclosures to be made in respect of Mr Jakobs' appointment under Listing Rule 6.4.8R.
6. As of 13 July 2026, the Board of GSK will comprise:
Sir Jonathan Symonds CBE	Non-Executive Chair
Luke Miels	Chief Executive Officer
Julie Brown	Chief Financial Officer
Charles Bancroft	Senior Independent Non-Executive Director
Elizabeth McKee Anderson	Independent Non-Executive Director
Dr Hal Barron	Non-Executive Director
Dr Anne Beal	Independent Non-Executive Director
Wendy Becker CBE	Independent Non-Executive Director
Dr Hal Dietz	Independent Non-Executive Director
Roy Jakobs	Independent Non-Executive Director
Dr Jeannie Lee	Independent Non-Executive Director
Dr Gavin Screaton	Independent Non-Executive Director
Dr Vishal Sikka	Independent Non-Executive Director

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 09, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc